Exhibit 99.6

CEO AND CFO CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

March 31, 2011

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549

Ladies and Gentlemen:

     The certification set forth below is being submitted to the Securities and Exchange Commission for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

     Keith N. Neumeyer, President and Chief Executive Officer, and Raymond L. Polman, Chief Financial Officer, of First Majestic Silver Corp., each certifies that, to the best of his knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of First Majestic Silver Corp.

/s/ Keith N. Neumeyer	/s/ Raymond L. Polman

Keith N. Neumeyer	Raymond L. Polman
President and Chief Executive Officer	Chief Financial Officer